First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187


                                  July 6, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     FT 2482 (file no. 333-167354)

Ladies/Gentlemen:

          The undersigned, FT 2482 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on July 9, 2010 or as soon thereafter as possible.

                                 Very truly yours,

                                 FT 2482

                                 By:  First Trust Portfolios L.P.


                                 By:



                                 ______________________________________
                                 Jason T. Henry
                                 Senior Vice President